BY FACSIMILE TRANSMISSION   202-772-9206
John Reynolds
Securities and Exchange Commission
Division of Corporation Finance
450 5th St. N.W.
Mail Stop 3561
Washington, D.C. 20549

      Re: Agri-Laboratories, Ltd.
             Form 1-A Offering Statement
             File No. 333-134078

Dear Mr. Rinehart:

     The undersigned hereby requests that the above-referenced Form 1-A Offering Statement filed on November 11, 2008, be accelerated to become qualified as of 3:00 p.m. EST on December 23, 2008, or as soon thereafter as possible. In connection with this request, the Company hereby acknowledges the following:

     1.   Should the Commission or the staff, acting pursuant to delegated authority, declare the Offering Statement qualified, such declaration does not foreclose the Commission from taking any action with respect to the Offering Statement;

     2.   The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Offering Statement qualified does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

     3.   The Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

     If you have any questions, you may contact me at (816) 233-1858.

                   Very truly yours,

                   Agri-Laboratories, Ltd.

                   By:_____

                      Steve Schram, President/CEO